Mail Stop 3561

November 12, 2008

CEC Entertainment, Inc.
Christopher D. Morris- Executive Vice President, Chief Financial Officer and Treasurer
4441 West Airport Freeway
Irving, Texas 75062

Re: **CEC Entertainment, Inc.**
                    Form 10-K for the year ended December 30, 2007
                    Filed February 28, 2008
                    File Number: 001-13687

Dear Mr. Morris:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                      Sincerely,

                                      Joseph A. Foti
                                      S.A.C.A.